News Release
Issued on behalf of Reed Elsevier N.V.

For immediate release
21 October 2014

Reed Elsevier NV EGM 21 October 2014

Reed Elsevier N.V. announces that the Extraordinary General Meeting of Shareholders (EGM), held in Amsterdam on 21 October 2014, resolved to reduce the capital of the Company by the cancellation of up to 40 million of its ordinary shares held in treasury. The proposal to partially amend the articles of association was adopted.

The results of the voting on each resolution are set out below:

Resolution	For	%	Against	%	Votes withheld

2. Proposal to reduce the capital of the Company by the cancellation of up to 40 million of its ordinary shares held in treasury	500,903,983	99.69	13,008	0.003	1,523,511

3. Proposal to partially amend the articles of association	493,730,040	98.26	7,184,075	1.430	1,526,387

Note:
Votes ‘withheld’ are not counted in the calculation of the proportion of votes ‘for’ or ‘against’ a resolution.

-ENDS-